Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482 8260

www.eatonvance.com

May 12, 2021

Daniel Greenspan

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Form N 1A Filing for Tax Managed International Equity Portfolio (the “Portfolio”)
(File No. 811-10389)

Dear Mr. Greenspan:

This letter responds to the comment you provided telephonically to the undersigned on April 20, 2021 with respect to the Portfolio’s Amendment No. 21 to Form N-1A filed with the Securities and Exchange Commission on February 26, 2021 (Accession No. 0000940394-21-000520). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment. The comment and Portfolio’s response thereto are as follows:

1.	Comment: The Portfolio’s prospectus states that “Information concerning the Portfolio’s investment practices and risks is incorporated by reference from “Fund Summary - Principal Investment Strategies” and “Investment Objective & Principal Policies and Risks” in the Feeder Fund prospectus.” The Feeder Fund’s Principal Investment Strategies state that the Fund “invests primarily in companies domiciled in developed markets outside of the United States, including securities trading in the form of depositary receipts. The Fund invests primarily in common stocks issued by companies domiciled in countries represented in the MSCI Europe, Australasia, Far East (“MSCI EAFE”) Index.”

Given the use of “International” in the Portfolio’s name, supplementally explain how a company being “domiciled” in a developed market outside the United States satisfies the “economically tied” test under Rule 35d-1 under the Investment Company Act of 1940, as amended.

Response: The Portfolio believes that being domiciled in a particular country is an appropriate criteria for Rule 35d-1 and that an issuer domiciled in a particular country is tied economically to, and would necessarily be subject to the economic risks of, that country. The Feeder Fund will revise the disclosure cited above as follows:

“The Fund invests primarily in companies domiciled in and tied economically to one or more countries represented in the MSCI Europe, Australasia, Far East Index (“MSCI EAFE Index”) and may include securities trading in the form of depositary receipts.”

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8878

Very truly yours,

/s/ Michael P. Keane

Michael P. Keane, Esq.

Vice President